

Man Investments

September 9, 2008

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

08004926

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

Per our records, we have not received receipt confirmations for the copies of public announcements enclosed. Please verify that the announcements were received and acknowledged. If you have any questions to the enclosed material, please contact the undersigned at (312) 881-6823.

Sincerely yours,

Keith Kendrick
Compliance Officer

SUPPL

Man Investments Inc.
123 N. Wacker Drive
28* Floor
Chicago, IL 60606-1743
USA
Tel   +1 (312) 881 6800
Fax   +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

CPY



July 29, 2008

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6823, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Keith Kendrick
Compliance Officer

cc: Barry Wakefield (w/ Encl.)

Man Investments Inc.
123 N. Wacker Drive
28ᵗʰ Floor
Chicago, IL 60606-1743
USA
Tel +1 (312) 881 6800
Fax +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

Man Group plc
15 July 2008

Man AHL Diversified Futures Ltd Weekly Net Asset Value

As at the close of business on 14 July 2008, the Net Asset Value of Man AHL Diversified Futures Ltd was US$39.01.

Track Record: From inception on 19 May 1998

	Key Statistics
Last week	+0.41%
Last 12 months	+22.9%
Annualised return since inception	+14.4%

ENQUIRIES

David Browne
Head of Group Funding & External Relations
+44 207 144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 207 144 3809
miriam.mckay@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception figures for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month, at the time the last weekly figures for the month are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

16 July 2008

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 16 July 2008 it purchased for cancellation 428,107 of its ordinary shares at an average price of 580.97 pence per ordinary share.

Since the start of the financial year on 1 April 2008, Man has repurchased 3,046,992 ordinary shares at a total cost of £17.9 million, giving an average repurchase cost of 581.75 pence per ordinary share.

ENQUIRIES

Miriam McKay
Head of Investor Relations
+44 207 144 3809
miriam.mckay@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

Man Group plc
29 July 2008

Man AHL Diversified Futures Ltd Weekly Net Asset Value

As at the close of business on 28 July 2008, the Net Asset Value of Man AHL Diversified Futures Ltd was US$37.07.

Track Record: From inception on 19 May 1998

	Key Statistics
Last week	-2.78%
Last 12 months	+19.0%
Annualised return since inception	+13.6%

ENQUIRIES

David Browne
Head of Group Funding & External Relations
+44 207 144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 207 144 3809
miriam.mckay@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception figures for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month, at the time the last weekly figures for the month are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

COPY



Man Investments

July 10, 2008

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6823, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Keith Kendrick
Compliance Officer

cc: Barry Wakefield (w/ Encl.)

Man Investments Inc.
123 N. Wacker Drive
28ᵀ Floor
Chicago, IL 60606-1743
USA
Tel +1 (312) 881 6800
Fax +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

RNS Number : 7439Y
Man Group plc
10 July 2008

MAN GROUP PLC
AGM AND QUARTERLY FUNDS UNDER MANAGEMENT
STATEMENT
10 July 2008

Jon Aisbitt, Chairman of Man Group, will make the following comments
at today's Annual General Meeting.

AGM Statement

"Demand for our fund products has remained strong, both from private
investors and institutions, with sales in our first quarter to 30 June 2008
totalling $5.0 billion. This success in asset raising reflects the Group's
broad geographic presence and the continued attraction of
conservatively structured alternative investment products. We
have also benefited from reduced redemption rates in the quarter which,
combined with positive performance across our core investment
managers, has increased Group funds under management from $74.6
billion at 31 March 2008 to $79.5 billion at 30 June 2008.

With the continued expansion of our sales network and our product
range, the Board remains confident of the Group's prospects for the
year."

First Quarter FUM Statement

Sales for the three months to 30 June 2008 were $5.0 billion. The three
months sales comprised guaranteed products which accounted for $2.2
billion; open-ended private investor sales for $1.3 billion; and institutional
sales for $1.5 billion. Funds under management have
risen to $79.5 billion at 30 June 2008, up from $74.6 billion at 31 March
2008. The split of funds under management is private investor $48.3
billion (31 March 2008: $43.5 billion) and institutional $31.2* billion (31
March 2008: $31.1 billion).

For the three months ended 30 June 2008, overall product performance was positive, with AHL** up 3.8%, Glenwood** up 2.4%, Man Global Strategies** up 1.7% and RMF** up 2.5%. Redemptions for the three months to 30 June 2008 totaled $2.5 billion, of which private investor were $1.5 billion. Positive investment movement was around $1.7 billion with FX and other movements* adding $0.7 billion.

*Within other movements, the impact of the 50% disposal of Pemba net of the 50% acquisition of Ore Hill is to reduce institutional funds under management by $0.6bn.

**As represented by the performance of Athena Guaranteed Futures Limited, Man-Glenwood Multi-Strategy Fund Limited, Man Multi-Strategy Guaranteed Ltd and RMF Absolute Return Strategies I in the three months to 30 June 2008. All performance figures are estimates except for Athena Guaranteed Futures Limited.

Enquiries

David Browne
Head of Group Funding & External Relations
+44 207 144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 207 144 3809
miriam.mckay@mangroupplc.com

Merlin PR

Paul Farrow
+44 7747 607 768

Toby Bates
+44 7747 607 768

About Man Group plc

Man is a world-leading alternative investment management business. With a broad range of fund products for institutional and private investors globally, it is known for its performance, innovative product design and investor service. Man manages over $75 billion and employs 1,600 people in 13 countries worldwide.

The original business was founded in 1783. Today the parent company, Man Group plc, is listed on the London Stock Exchange. It is ranked in the top 40 companies of the FTSE 100 Index with a market capitalisation of about $20 billion.

Man supports many awards, charities and initiatives around the world, including sponsorship of the Man Booker literary prizes and the Man Group International Climate Change Award. Further information can be found at www.mangroupplc.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

AGMBRGDRDSGGGIC

Man Group plc 10 July 2008 Annual General Meeting and Class Meeting Resolutions and Final Dividend Sterling rate payable

All the proposed business of the Annual General Meeting and Class Meeting held on 10 July 2008 was duly carried with the requisite majority.

The final dividend of 24.8 US cents per share declared at today's Annual General Meeting will be paid in Sterling on 12 August 2008 at the rate of 12.55p per share to all shareholders on the register at the close of business on 18 July 2008. The shares will be quoted ex dividend on 16 July 2008 and the Dividend Reinvestment Plan will be available in respect of this dividend.

Copies of all Annual General Meeting resolutions other than in relation to ordinary business and the Class Meeting resolution have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. No. (0)20 7066 1000

Enquiries
David Browne
Head of Group Funding & External Relations
+44 207 144 1550
David.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 207 144 3809
Miriam.mckay@mangroupplc.com

Merlin PR

Paul Farrow
+44 7747 607 768

Toby Bates
+44 7747 607 768

Copy



Man Investments

July 7, 2008

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6823, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Keith Kendrick
Compliance Officer

cc: Barry Wakefield (w/ Encl.)

Man Investments Inc.
123 N. Wacker Drive
28ᵗʰ Floor
Chicago, IL 60606-1743
USA
Tel   +1 (312) 881 6800
Fax   −1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

7 July 2008


Man Group plc.

Purchase of Own Securities


Man Group plc announces that on 7 July 2008 it purchased for cancellation 368,885 of its ordinary shares at a price of 580.14 pence per ordinary share.

Since the start of the financial year on 1 April 2008, Man has repurchased 2,618,885 ordinary shares at a total cost of £15.4 million, giving an average repurchase cost of 588.09 pence per ordinary share.

ENQUIRIES

David Browne
Head of Group Funding & External Relations
+44 207 144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 207 144 3809
miriam.mckay@mangroupplc.com

<u>Merlin PR</u>

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

COPY



June 24, 2008

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of
1934, enclosed please find copies of public announcements made by Man Group plc. These announcements
were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312)
881-6823, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed
envelope provided.

Sincerely yours,

Keith Kendrick
Compliance Officer

cc: Barry Wakefield (w/ Encl.)

Man Investments Inc.
123 N. Wacker Drive
28ᵗʰ Floor
Chicago, IL 60606-1743
USA
Tel   +1 (312) 881 6800
Fax   +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

Shermetaro, Sheila (MI Chicago) (c)

From:	Kendrick, Keith (MI Chicago)
Sent:	Tuesday, June 24, 2008 10:55 AM
To:	Shermetaro, Sheila (MI Chicago) (c)
Subject:	FW: NAV: published RNS
Attachments:	25 - 24 June 2008 Weekly NAV.doc

Keith Kendrick, CPA
Legal and Compliance
Man Investments Inc.
Glenwood Capital Investments, L.L.C.
123 N. Wacker Drive
Suite 2800
Chicago, IL 60606

(312) 881-6823

kkendrick@maninvestments.com

Member of the Man Group

From: Matthews, Jenny (LDN) (c)
Sent: Tuesday, June 24, 2008 10:47 AM
To: Pilcher, Jenny (MI London) (c); Aisbitt, Jon (MI London); Browne, David (MI London); Clarke, Peter (MI London); Fink, Stanley (MI London); Fry, Debbie (LDN Corp); Hayes, Kevin (MI London); Jarvis, Ian (MI London); Kendrick, Keith (MI Chicago); Knox, Andy (MI London); Matthews, Jenny (LDN) (c); McKay, Miriam (LDN Corp); Moller, Sibylle (MI London); Roberts, Andrew (MI London); Stansil, Penny (MI London); Wakefield, Barry (MI London); Whittaker, Victoria (MI London)
Subject: NAV: published RNS

16:45 24Jun08 RNS-REG-Man Group plc <EMG.L> Net Asset Value(s)
http://pdf.reuters.com/Regnews/regnews.asp?
i=43059c3bf0e37541&u=urn:newsml:reuters.com:20080624:RnsX4385X

RNS Number : 4385X

Man Group plc

24 June 2008

Man Group plc

24 June 2008

Man AHL Diversified Futures Ltd Net Asset Value

6/24/2008

As at the close of business on 23 June 2008, the Net Asset Value of Man AHL Diversified Futures Ltd was US$39.25.

Track Record: From inception on 19 May 1998

Key Statistics

Last week	-0.66%

Annualised return since inception   +14.4%

Last 12 months
+22.9%

Contacts:

Kevin Hayes   Man Group plc   020 7144 1000

Paul Downes   Merlin Financial 020 7653 6620

IMPORTANT

This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business

6/24/2008

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Jenny Matthews
Investor Relations
Tel +44 (0)20 7144 1643
Fax +44 (0)20 7144 1641

Man Group plc
Sugar Quay
Lower Thames Street
London EC3R 6DU
Registered in England 2921462
www.mangroupplc.com

END

6/24/2008